MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 372

     The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 372 on January 15, 2003. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

    Cover Page. The date of the Prospectus has been completed.

     Pages 2-4. "The Summary of Essential Financial Information" and "Fee Table"
                have been completed.

    Pages 5-14. Revisions have been made and the portfolios have been completed.

   Pages 15-23. The descriptions of the issuers of the Securities have been completed.

   Pages 24-25. The Report of Independent Certified Public Accountants and
                Statements of Condition have been completed.






                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 372

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER            VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy    Attention:  A. Thomas Smith III
         111 West Monroe Street        1 Parkview Plaza
         Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on January 15, 2003 pursuant to Rule 487.



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.




FOCUS VALUE PORTFOLIO, SERIES 7

STRATEGIC GROWTH LARGE-CAP PORTFOLIO 2003-1

STRATEGIC SMALL-CAP PORTFOLIO 2003-1

--------------------------------------------------------------------------------


     Van Kampen Focus Portfolios, Series 372 includes the unit investment trusts described above (the "Portfolios"). The Focus Value Portfolio seeks capital appreciation by investing in a portfolio of well-established stocks believed to exhibit characteristics of undervalued companies selected based on a "value" style of investing. The Strategic Growth Large-Cap Portfolio and Strategic Small-Cap Portfolio seek capital appreciation by investing in a portfolio of common stocks selected by applying a quantative stock selection model. Of course, we cannot guarantee that the Portfolio will achieve its objective.

                                JANUARY 15, 2003


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION


                                JANUARY 15, 2003

                                                                         STRATEGIC
                                                          FOCUS           GROWTH         STRATEGIC
                                                          VALUE          LARGE-CAP       SMALL-CAP
PUBLIC OFFERING PRICE                                   PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                      ------------     ------------    ------------
Aggregate value of Securities per Unit (1)            $      9.900    $      9.900     $      9.900
Maximum sales charge                                         0.295           0.295            0.295
  Less deferred sales charge                                 0.135           0.135            0.135
  Less creation and development fee                          0.060           0.060            0.060
Public offering price per Unit (2)                    $     10.000    $     10.000     $     10.000

PORTFOLIO INFORMATION
Initial number of Units (3)                                 15,057          14,992           15,185
Aggregate value of Securities (1)                     $    149,058    $    148,421     $    150,326
Estimated initial distribution per Unit (4)           $       0.16    $       0.03     $       0.02
Estimated annual dividends per Unit (4)               $    0.21641    $    0.04106     $    0.03077
Redemption price per Unit (5)                         $      9.765    $      9.765     $      9.765

GENERAL INFORMATION
Initial Date of Deposit           January 15, 2003
Mandatory Termination Date        April 14, 2004
Record Date                       November 10, 2003
Distribution Date                 November 25, 2003


--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for each Portfolio is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.





                                    FEE TABLE

                                                           FOCUS VALUE
                                                            PORTFOLIO
                                                   ---------------------------
                                                    AS A % OF
                                                     PUBLIC          AMOUNT
                                                    OFFERING         PER 100
                                                      PRICE           UNITS
                                                  ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                               1.000%   $      10.000
 Deferred sales charge (2)                              1.350%   $      13.500
 Creation and development fee (3)                       0.600%   $       6.000
                                                  ------------    ------------
Maximum sales charge                                    2.950%   $      29.500
                                                  ------------    ------------
 Maximum sales charge on reinvested dividends           0.000%   $       0.000
                                                  ============    ============

                                                     AS A %          AMOUNT
                                                     OF NET          PER 100
                                                     ASSETS           UNITS
                                                  ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                        0.512%   $       5.000
                                                  ============    ============

ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                    0.181%   $       1.770
Supervisory, bookkeeping and administrative fees        0.041%   $       0.400
                                                  ------------    ------------
Estimated annual expenses                               0.222%   $       2.170
                                                  ============    ============

                                                                   AMOUNT PER
                                                                    100 UNITS
                                                                  ------------
ESTIMATED COSTS OVER TIME
One year                                                         $          37
Three years                                                      $          82
Five years                                                       $         129
Ten years                                                        $         257


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. This example also assumes that you reinvest your investment into a new trust when the current Portfolio terminates at the end of each 15 month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from May 10, 2003 through October 9, 2003. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.





                                    FEE TABLE

                                                                  STRATEGIC GROWTH                    STRATEGIC
                                                                 LARGE-CAP PORTFOLIO             SMALL-CAP PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                                        1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge                                             2.950%   $      29.500          2.950%   $      29.500
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.512%   $       5.000          0.512%   $       5.000
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.152%   $       1.486          0.181%   $       1.770
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.193%   $       1.886          0.222%   $       2.170
                                                            ============    ============    ============    ============

                                                                               AMOUNT                          AMOUNT
                                                                               PER 100                         PER 100
                                                                                UNITS                           UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          37                   $          37
Three years                                                                $          81                   $          82
Five years                                                                 $         128                   $         129
Ten years                                                                  $         255                   $         257



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. This example also assumes that you reinvest your investment into a new trust when the current Portfolio terminates at the end of each 15 month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from May 10, 2003 through October 9, 2003. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.




FOCUS VALUE PORTFOLIO

   The Portfolio seeks capital appreciation by investing in a diversified portfolio of well-established stocks, believed by the Sponsor to exhibit certain characteristics of undervalued companies and selected based on a "value" style of investing. Value investors generally seek companies that seem to be under-priced relative to their intrinsic worth or future prospects as viewed by these investors. Value opportunities can occur in a variety of situations. For example, a stock may be perceived to be selling at a relatively low price because it may be in an industry that is depressed or facing uncertainty; management may have changed; earnings growth may have leveled; due to pricing trends; or due to legislative developments. Low stock prices do not always indicate an undervalued investment opportunity - quality is of equal importance. Van Kampen believes that the key to value investing is not to focus only on low priced stocks but to identify low priced stocks that are or may be experiencing positive change in the future.

   The portfolio was selected by James A. Gilligan, with the assistance of Scott Carroll and James Roeder. While the basics principles of value investing may be relatively easy to understand, identifying these undervalued opportunities and trends in the marketplace takes considerable research and experience. The process for selection of the Portfolio is:

     1. Universe generally begins with the companies in the Russell 1000 Index (generally the 1,000 largest U.S. companies based on total market capitalization), however, the universe may also include similar companies which are not included in the index;

     2.   Apply screen to identify undervalued companies; and

     3.   Analyze undervalued companies to identify positive trends.

   When evaluating a company for inclusion in the Portfolio, Mr. Gilligan and his team closely examine the company's business, balance sheets, cash flows and future prospects. They attempt to identify catalysts that might raise stock prices.

   A low stock price does not always indicate a "value" opportunity. A low priced stock can remain low priced for extended periods of time, which may extend beyond the term of you Portfolio. However, a low stock price combined with a positive "catalyst" or something that provokes significant change is a key factor in value investing. The Portfolio selection team has adopted this philosophy of value investing. The team seeks to find the catalyst and then decipher the inflection points where positive change might begin. Catalysts can be found in various places, including:

     o    Financial statements

     o    New legislation or regulations

     o    New management structure

   These forms of analysis seek to help in uncovering companies that may be truly undervalued and not just low-priced.

     Mr. Gilligan is a senior portfolio manager of several Van Kampen mutual funds. Mr. Carroll and Mr. Roeder assist Mr. Gilligan in the management of certain of these funds. Mr. Gilligan's investment industry experience dates from 1985 and his portfolio management experience dates from 1989. Prior to joining Van Kampen in 1985 as a securities analyst, Mr. Gilligan was an auditor, credit analyst, and financial analyst for Gulf Oil Corporation. Mr. Gilligan has a BS in business administration from Miami University and an MBA from the University of Pittsburgh. He is a certified public accountant and a Chartered Financial Analyst (CFA).

   Mr. Carroll has over seven years of experience and joined Van Kampen in 1996. Prior to joining Van Kampen, he was an equity analyst at Lincoln Capital Management. Mr. Carroll received his MBA from the University of Chicago Graduate School of Business and his BS in Accounting from Northern Illinois University. He is a CFA charter holder and a member of the Houston Society of Financial Analysts.

   Mr. Roeder has over seven years of investment industry experience and joined Van Kampen in 1999. Prior to this he was a business services and special situtations analyst with Midwest Research. Prior to that, he was with Duff & Phelps Equity Research as a retail industry equity analyst. Mr. Roeder has also worked at Greenwood Capital Associates as an investment analyst and at Elliot, Davis and Company as a certified public accountant. Mr. Roeder received his MBA in Business Economics and Finance from the University of Chicago Graduate School of Business and his BS in Accounting from Clemson University. He is a CFA charter holder.

   The chart below shows annual total returns for certain Standard & Poor's (S&P) indices. Of course, past results are no guarantee of future results.


                                 S&P 500/       S&P 500/
                 S&P 500          BARRA          BARRA
                   INDEX          GROWTH          VALUE
                 ---------       ---------      ---------
     1976         23.54%          13.84%         34.93%
     1977         (7.16)         (11.82)         (2.57)
     1978          6.39            6.78           6.16
     1979         18.19           15.72          21.16
     1980         31.52           39.40          23.59
     1981         (4.84)          (9.81)          0.02
     1982         20.37           22.03          21.04
     1983         22.31           16.24          28.89
     1984          5.97            2.33          10.52
     1985         31.05           33.31          29.68
     1986         18.54           14.50          21.67
     1987          5.67            6.50           3.68
     1988         16.34           11.95          21.67
     1989         31.21           36.40          26.13
     1990         (3.13)           0.20          (6.85)
     1991         30.00           38.37          22.56
     1992          7.43            5.06          10.52
     1993          9.92            1.68          18.61
     1994          1.28            3.13          (0.64)
     1995         37.11           38.13          36.99
     1996         22.68           23.97          22.00
     1997         33.10           36.52          29.98
     1998         28.58           42.16          14.67
     1999         20.89           28.25          12.72
     2000         (9.10)         (22.08)          6.08
     2001        (11.88)         (12.75)        (11.69)
     2002        (22.10)         (23.57)        (20.85)



   Source: Factset, BARRA, Inc. The historical performance of these indices is shown for illustrative purposes only. It is not meant to forecast, imply or guarantee the future performance of any investment vehicle. The S&P 500, S&P Barra Growth and S&P Barra Value Indices are unmanaged, statistical composites and do not include payment of any commissions or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. It is not possible to invest directly in an index. The S&P/Barra Growth and Value Indexes are constructed by dividing the stocks in the S&P 500 Index according to book-to-price ratio. This splits the S&P 500 Index into two mutually exclusive groups designed to track two of the predominant investment styles in the U.S. equity market. The Value Index contains firms with higher book-to-price ratios; conversely, the Growth Index has firms with lower book-to-price ratios. Each company in the S&P 500 Index is assigned to either the Value or Growth Index so that the two style Indexes "add up" to the full S&P 500 Index. Like the full S&P 500 Index, the Value and Growth Indexes are capitalization-weighted, meaning that each stock is weighted in proportion to its market value. The S&P 500 Index is an unmanaged index generally representative of the U.S. stock market.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         -------------
                CONSUMER DISCRETIONARY
        365       Hasbro, Inc.                             $        12.070            0.99%         $    4,405.55
        338       Hilton Hotels Corporation                         13.220            0.61               4,468.36
         76       Magna International, Inc.                         58.120            2.34               4,417.12
         86       Wal-Mart Stores, Inc.                             51.410            0.58               4,421.26
        239       Walt Disney Company                               18.470            1.14               4,414.33
        134       Zale Corporation                                  32.780            0.00               4,392.52
                ENERGY
         95       Anadarko Petroleum Corporation                    45.810            0.87               4,351.95
         64       ChevronTexaco Corporation                         68.500            4.09               4,384.00
                FINANCIALS
        128       A.G. Edwards, Inc.                                33.930            1.89               4,343.04
         76       Chubb Corporation                                 57.600            2.43               4,377.60
         63       Fannie Mae                                        70.050            1.88               4,413.15
        158       J.P. Morgan Chase & Company                       27.590            4.93               4,359.22
         97       PNC Financial Services Group                      44.920            4.27               4,357.24
        131       Prudential Financial, Inc.                        33.530            1.19               4,392.43
        122       St. Paul Companies, Inc.                          36.300            3.20               4,428.60
                HEALTH CARE
        103       Aetna, Inc.                                       42.740            0.09               4,402.22
        121       Bausch & Lomb, Inc.                               36.100            1.44               4,368.10
        172       Bristol-Myers Squibb Company                      25.200            4.44               4,334.40
        257       IMS Heatlh, Inc.                                  17.000            0.47               4,369.00
        191       Schering-Plough Corporation                       22.420            3.03               4,282.22
                INDUSTRIALS
        224       Goodrich Corporation                              19.700            4.06               4,412.80
         98       Textron, Inc.                                     44.630            2.91               4,373.74
         72       Union Pacific Corporation                         60.880            1.51               4,383.36
                INFORMATION TECHNOLOGY
        579       Advanced Micro Devices, Inc.                       7.430            0.00               4,301.97
        279       Computer Associates International, Inc.           15.870            0.50               4,427.73
         77       Microsoft Corporation                             56.970            0.00               4,386.69
        460       Motorola, Inc.                                     9.460            1.69               4,351.60
                MATERIALS
        238       Monsanto Company                                  18.610            2.58               4,429.18
        123       Phelps Dodge Corporation                          35.500            0.00               4,366.50
         90       Temple-Inland, Inc.                               48.900            2.62               4,401.00
                TELECOMMUNICATION SERVICES
        149       SBC Communications, Inc.                          29.610            3.65               4,411.89
                UTILITIES
        443       El Paso Corporation                                9.740            8.93               4,314.82
         91       Entergy Corporation                               48.040            2.91               4,371.64
         81       Exelon Corporation                                54.850            3.21               4,442.85
 ----------                                                                                         -------------
      6,020                                                                                         $  149,058.08
 ==========                                                                                         =============


See "Notes to Portfolios".


STRATEGIC GROWTH LARGE-CAP PORTFOLIO

   The Portfolio seeks to provide capital appreciation through investment in a portfolio of 15 common stocks selected as of January 10, 2003, using a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM), Portfolio Consultant to the Portfolio. There can be no assurance that the Portfolio will achieve its objective. The Portfolio is designed with the objective of capital appreciation and is not appropriate for those investors who are not willing to assume the increased risks involved with a growth equity strategy nor for those seeking preservation of capital or current income.

   The selection model seeks to identify stocks that have a strong potential for above-average capital appreciation. The selection model applies certain criteria to choose the portfolio from the companies comprising the Standard & Poor's 500 Index (S&P 500 Index). A company's stock will generally be considered large-cap if the company's market capitalization exceeds $5 billion. The Portfolio Securities are generally considered to be growth stocks.

   LCM is a registered investment adviser whose president is John B. Lightstone, PhD. LCM is in the business of developing investment strategies for various investment products. The selection model is comprised of two components which are applied to the stocks in the S&P 500 Index.

   COMPONENT ONE: The stocks are ranked based on price momentum as of the stock selection date. The price momentum of a stock is calculated by comparing its current price with the price of the stock 6 months and 12 months before the stock selection date. The 75 companies with the highest price momentum are selected.

   COMPONENT TWO: (a) The estimated earnings for the next 12 months using analysts' consensus estimates of earnings per share (EPS) available as of the stock selection date is obtained for each company. The Portfolio Consultant obtains analysts' consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   (b) The estimated 12-month consensus earnings for one month, two months and three months before the stock selection date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the stock selection date.

   (c) The selection model calculates the percentage change between the 12-month estimated consensus earnings for each of the 75 companies as of the stock selection date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the stock selection date.

   (d) The selection model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

   (e) The 75 stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings and the 15 stocks with the highest weighted percentage change in estimated 12-month consensus earnings are selected. Approximately equal dollar amounts are invested in each security.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         -------------
                CONSUMER DISCRETIONARY
        272       Bed Bath & Beyond, Inc.                   $     36.4000              0.00%        $    9,900.80
        232       Meredith Corporation                            42.6800              0.84              9,901.76
        205       Tribune Company                                 48.0900              0.91              9,858.45
                CONSUMER STAPLES
        432       Coca-Cola Enterprises, Inc.                     22.9700              0.70              9,923.04
                ENERGY
        237       Burlington Resources, Inc.                      41.7200              1.32              9,887.64
                FINANCIALS
        181       Countrywide Financial Corporation               54.7800              0.88              9,915.18
        132       Golden West Financial Corporation               74.9400              0.45              9,892.08
         93       SLM Corporation                                107.4600              0.93              9,993.78
                HEALTH CARE
        193       Amgen, Inc                                      51.1000              0.00              9,862.30
        178       Forest Laboratories, Inc.                       54.9500              0.00              9,781.10
        235       St. Jude Medical, Inc.                          42.1000              0.00              9,893.50
        147       Stryker Corporation                             67.5200              0.18              9,925.44
        258       Zimmer Holdings, Inc.                           38.5500              0.00              9,945.90
                INDUSTRIALS
        228       Apollo Group, Inc.                              43.2300              0.00              9,856.44
                INFORMATION TECHNOLOGY
        160       Lexmark International, Inc.                     61.7700              0.00              9,883.20
 ----------                                                                                          ------------
      3,183                                                                                         $  148,420.61
 ==========                                                                                          ============


See "Notes to Portfolios".

STRATEGIC SMALL-CAP PORTFOLIO

   The Portfolio seeks to provide capital appreciation through investment in a portfolio of 50 common stocks selected as of January 10, 2003, using a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM), Portfolio Consultant to the Portfolio. There can be no assurance that the Portfolio will achieve its objective. The Portfolio is designed with the objective of capital appreciation and is not appropriate for those investors who are not willing to assume the increased risks involved with a growth equity strategy nor for those seeking preservation of capital or current income.


   The selection model seeks to identify 25 "growth" stocks and 25 "growth" stocks with "value" attributes. The "growth" stocks generally have exhibited such characteristics as relatively high price to earnings, price to sales or price to book value ratios, as well as modest to no dividend payments and betas that have tended to be higher than 1.00, and may be generally characterized as growth-oriented stocks. A stock's "beta" is a measure of its price volatility relative to the volatility of the S&P 500 Index. Due to the characteristics mentioned above, they have exhibited and may be expected to exhibit relatively higher price volatility and may be riskier to own than stocks that have lower price to earnings, price to sales or price to book value ratios, higher dividend payouts and lower betas some of which may be generally characterized as value-oriented stocks.

   In an attempt to reduce potential Portfolio volatility, half of the Portfolio is selected by first applying selection criteria that can help identify relative "value" attributes in a particular stock. In a relative comparison to the "growth" stock half of the Portfolio, which excludes the additional value-oriented screen, these stocks may generally exhibit lower price to earnings ratios, price to book ratios, or betas, in addition to having lower price to sales ratios. However, these stocks may not necessarily be perceived as "value" stocks in comparison to other sectors of the equity markets.

     The selection model applies certain criteria to choose the Portfolio from the companies comprising the Russell 2000 Index. The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, and currently represents approximately 8% of the total market capitalization of the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization, and currently represents approximately 98% of the publicly investable U.S. equity market. A company's stock will generally be considered small-cap if the company's market capitalization is less than $1.5 billion.

   The selection model is comprised of two processes which are applied at the time of the Portfolio's formation to the stocks in the Russell 2000 Index. Each process identifies 25 stocks for the portfolio.

     COMPONENT ONE: Seeking to identify "growth" stocks: Begin with the 2000 stocks in the Russell 2000 Index. Apply the Earnings Pressure screen to the 2000 stocks. The Earnings Pressure screen is as follows:

   (a) The estimated earnings for the next 12 months using analysts' consensus estimates of earnings per share (EPS) available as of the stock selection date is obtained for each company. The Portfolio Consultant obtains analysts consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

   (b) The estimated 12-month consensus earnings for one month, two months and three months before the stock selection date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the stock selection date.

   (c) The selection model calculates the percentage change between the 12-month estimated consensus earnings for each of the companies as of the stock selection date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the stock selection date.

   (d) The selection model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

   (e) The stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings and the 25 stocks with the highest weighted percentage change in estimated 12-month consensus earnings are selected.

   COMPONENT TWO: Seeking to identify "growth" stocks with "value" attributes:
Begin with the 2000 stocks in the Russell 2000 Index and select the 200 stocks with the lowest price to sales ratio (current stock price divided by the sales per share ("PSR")). A low PSR can be considered to be a significant "value" attribute. Apply the Earnings Pressure screen to the 200 stocks. The stocks are ranked from highest to lowest and the 25 stocks with the highest weighted percentage change in estimated 12-month consensus earnings are selected.

   If one or more stocks are selected by both Components One and Two, it will be counted as one selection only. As a result, to get to a total of 50 stocks, additional stocks will be identified and selected by alternately applying Component Two to arrive at another stock and then Component One to arrive at another stock, continuing as necessary to get to 50 stocks. The 50 stocks are generally equally-weighted, although there are certain variations based on market factors, including average daily trading volume.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         -------------
                CONSUMER DISCRETIONARY
        199       Alliance Gaming Corporation               $     15.0300              0.00%        $    2,990.97
        328       AMC Entertainment, Inc.                          9.2400              0.00              3,030.72
        142       AnnTaylor Stores Corporation                    21.4000              0.00              3,038.80
        121       Claire's Stores, Inc.                           24.6200              0.65              2,979.02
        111       Cost Plus, Inc.                                 26.6000              0.00              2,952.60
        285       CSK Auto Corporation                            10.1400              0.00              2,889.90
        376       Culp, Inc.                                       7.5500              0.00              2,838.80
        349       Fleetwood Enterprises, Inc.                      8.2500              0.00              2,879.25
        172       Gart Sports Company                             17.1300              0.00              2,946.36
        198       Hollywood Entertainment Corporation             14.9700              0.00              2,964.06
        119       Hot Topic, Inc.                                 24.8740              0.00              2,960.01
        560       OfficeMax, Inc.                                  5.1500              0.00              2,884.00
        150       Pacific Sunwear of California, Inc.             19.8500              0.00              2,977.50
         81       Panera Bread Company                            37.2900              0.00              3,020.49
        289       REX Stores Corporation                          10.4400              0.00              3,017.16
        173       Sharper Image Corporation                       17.2600              0.00              2,985.98
        385       Sports Authority, Inc.                           7.7100              0.00              2,968.35
        135       Urban Outfitters, Inc.                          21.9600              0.00              2,964.60
        743       Wilsons The Leather Experts, Inc.                4.0000              0.00              2,972.00
                CONSUMER STAPLES
        601       Fleming Companies, Inc.                          5.0400              1.59              3,029.04
        171       Standard Commercial Corporation                 17.4600              1.43              2,985.66
                FINANCIALS
         79       Delphi Financial Group, Inc.                    38.1900              0.84              3,017.01
         92       Sandy Spring Bancorp, Inc.                      32.6910              2.20              3,007.57
                HEALTH CARE
        120       Covance, Inc.                                   24.7900              0.00              2,974.80
        324       Endo Pharmaceuticals Holdings, Inc.              9.2300              0.00              2,990.52
        149       Kos Pharmaceuticals, Inc.                       19.8600              0.00              2,959.14
        372       Kyphon, Inc.                                     8.4400              0.00              3,139.68
        105       PacifiCare Health Systems, Inc.                 28.2900              0.00              2,970.45
                INDUSTRIALS
        491       Administaff, Inc.                                6.0000              0.00              2,946.00
        195       Airborne, Inc.                                  15.2200              1.05              2,967.90
         59       EMCOR Group, Inc.                               50.6000              0.00              2,985.40
        491       Milacron, Inc.                                   6.2900              0.64              3,088.39
         80       Roadway Corporation                             36.1310              0.55              2,890.48
        328       U.S. Xpress Enterprises, Inc.                    9.0500              0.00              2,968.40
        113       Yellow Corporation                              25.9400              0.00              2,931.22




PORTFOLIO (CONTINUED)
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         -------------
                INFORMATION TECHNOLOGY
     12,913       Acterna Corporation                       $      0.2300              0.00%        $    2,969.99
        311       Computer Network Technology Corporation          9.5800              0.00              2,979.38
        320       McDATA Corporation                               9.2600              0.00              2,963.20
        900       Quantum Corporation                              3.3700              0.00              3,033.00
        128       Take-Two Interactive Software, Inc.             23.2000              0.00              2,969.60
        202       TALX Corporation                                14.9000              0.81              3,009.80
        392       Ulticom, Inc.                                    7.6200              0.00              2,987.04
                MATERIALS
        370       Crown Cork & Seal Company, Inc.                  8.0100              0.00              2,963.70
        126       Silgan Holdings, Inc.                           23.4500              0.00              2,954.70
                TELECOMMUNICATION SERVICES
      4,752       AirGate PCS, Inc.                                0.7700              0.00              3,659.04
      4,433       Alamosa Holdings, Inc.                           0.7600              0.00              3,369.08
      8,027       UbiquiTel, Inc.                                  0.4100              0.00              3,291.07
      6,750       US Unwired, Inc.                                 0.4600              0.00              3,105.00
                UTILITIES
        102       Energen Corporation                             29.3400              2.45              2,992.68
        163       ONEOK, Inc.                                     18.2000              3.41              2,966.60
 ----------                                                                                          ------------
     48,575                                                                                         $  150,326.11
 ==========                                                                                          ============


See "Notes to Portfolios".

NOTES TO PORTFOLIOS

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on January 14, 2003 and have a settlement date of January 17, 2003 (see "The Portfolios").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                      PROFIT
                                             COST TO                (LOSS) TO
                                             SPONSOR                 SPONSOR
                                         --------------          --------------
  Focus Value Portfolio                  $   149,058             $        --
  Strategic Growth Large-Cap Portfolio   $   148,421             $        --
  Strategic Small-Cap Portfolio          $   150,334             $       (8)



   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.





     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

    FOCUS VALUE PORTFOLIO

     Advanced Micro Devices, Inc. Advanced Micro Devices, Inc. supplies integrated circuits for the personal and networked computer and communications markets, with manufacturing facilities in the United States, Europe, Japan, and Asia. The company produces microprocessors, flash memory devices, and support circuitry for communications and networking applications.

     Aetna, Inc. Aetna, Inc. provides healthcare and related benefits, serving health care members, dental members, and group insurance customers. The company provides health care, dental, vision, pharmacy, group life, disability, and long term care coverage. Aetna serves customers throughout the United States.

    Anadarko Petroleum Corporation. Anadarko Petroleum Corporation is an independent oil and gas exploration and production company with operations in the United States and other countries. The company operates in Texas, Louisiana, the Mid-Continent and Rocky Mountain regions, Alaska, and the Gulf of Mexico. Anadarko also operates in Canada, Algeria, Tunisia, West Africa, Venezuela, Oman, Qatar, and the North Atlantic.

     Bausch & Lomb, Inc. Bausch & Lomb, Inc. develops, manufactures, and markets healthcare products for the eye. The company's products include contact lenses and lens care products, generic and proprietary prescription pharmaceuticals for the eye, and products for cataract and refractive surgery. Bausch & Lomb markets its products in countries around the world.

    Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, wound management, nutritional supplements, infant formulas, and hair and skin care products.

    ChevronTexaco Corporation. ChevronTexaco Corporation is an integrated energy company with operations in countries located around the world. The company conducts operations in oil and gas exploration and production, oil and gas refining and marketing, power, and chemical manufacturing. ChevronTexaco markets petroleum products under brand names such as Chevron, Texaco, Caltex, Havoline, and Delo.

    Chubb Corporation. Chubb Corporation, a holding company, offers property and casualty insurance, which includes personal, standard commercial and specialty commercial insurance. The company provides insurance coverage principally in the United States, Canada, Europe, Australia, and parts of Latin America and the Far East.

     Computer Associates International, Inc. Computer Associates International, Inc. designs, develops, markets, licenses, and supports standardized computer software products. The company's products are used with mainframe computers and in client/server environments. Computer Associates offers various enterprise systems management, information management, and business applications solutions to a variety of organizations.

    Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

     A.G. Edwards, Inc. A.G. Edwards, Inc., through its subsidiaries, provides securities and commodities brokerage services. The company also offers asset management, insurance, trust, investment banking, and other related financial services. A.G. Edwards markets its services to individual, corporate, government, and institutional clients throughout the United States.

    El Paso Corporation. El Paso Corporation conducts operations in natural gas transportation, gas gathering and processing, and gas and oil production. The company also has operations in power generation, merchant energy services, international project development, and energy financing.

    Entergy Corporation. Entergy Corporation is an energy company that is primarily focused on electric power production, marketing and trading services, and distribution operations. The company is headquartered in the United States and has energy and investment operations in Latin America, North America, Europe, and Australia.

     Exelon Corporation. Exelon Corporation distributes electricity and gas to customers in Illinois and Pennsylvania. The company also has holdings in infrastructure services, energy services, and telecommunications businesses.

    Fannie Mae. Fannie Mae buys and holds mortgages, and issues and sells guaranteed mortgage-backed securities to facilitate housing ownership for low to middle-income Americans. The company was chartered by the United States Congress, but went public in 1970.

    Goodrich Corporation. Goodrich Corporation supplies aerospace components, systems, and services to customers located worldwide. The company manufactures various aerostructures, aircraft evacuation systems, passenger restraint systems, sensor systems, pump and engine controls, de-icing systems, and other products. Goodrich serves the commercial, military, general aviation, and space industries.

     Hasbro, Inc. Hasbro, Inc. designs, manufactures, and markets toys, games, interactive software, puzzles, and infant products in the United States and internationally. The company's products are sold under a variety of brand names, including Playskool, Kenner, Tonka, OddzOn, Super Soaker, Milton Bradley, Parker Brothers, Tiger, Hasbro Interactive, and Galoob.

    Hilton Hotels Corporation. Hilton Hotels Corporation owns, manages, and franchises hotels. The company operates Hilton, Hilton Garden Inn, Hilton Suites, Doubletree Hotels and Guests Suites, Hampton Inn, and other hotels in the United States and other countries around the world. Hilton also has vacation ownership operations.

     IMS Health, Inc. IMS Health, Inc. is a pharmaceutical manufacturer information partner with operations in countries around the world. The company provides market research for prescription and over-the-counter pharmaceutical products. IMS also provides sales management information to optimize sales force productivity.

     J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.

     Magna International, Inc. Magna International, Inc. designs, develops, and manufactures automotive systems, assemblies and components, and engineers and assembles complete vehicles. The company sells its products primarily to original equipment manufacturers.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Monsanto Company. Monsanto Company provides technology-based solutions and agricultural products for growers and downstream customers in the agricultural markets. The company's herbicides, seeds, and related genetic trait products provide growers with integrated solutions to produce crops at higher yields, while controlling weeds, insects, and diseases.

     Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    Phelps Dodge Corporation. Phelps Dodge Corporation produces copper, carbon black, and magnet wire. The company has operations and investments in mines and manufacturing facilities in various countries around the world.

    PNC Financial Services Group. PNC Financial Services Group is a diversified financial services organization. The company provides regional banking, wholesale banking and asset management services nationally and in the company's primary regional markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky.

     Prudential Financial, Inc. Prudential Financial, Inc. provides financial services throughout the United States and several locations worldwide. The company provides a full range of insurance, investment, securities brokerage, and other financial services to retail and institutional customers. Prudential Insurance's products include life insurance, annuities, and property and casualty insurance.

    SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

    Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

     St. Paul Companies, Inc. St. Paul Companies, Inc., through its subsidiaries, provides property-liability insurance, reinsurance, and services. The company also has a presence in the asset management industry through its majority ownership of The John Nuveen Company. St. Paul has operations worldwide.

    Temple-Inland, Inc. Temple-Inland, Inc. manufactures paper, corrugated packaging, and building products. The company also provides financial services operations in mortgage and consumer banking. Temple-Inland's products include linerboard, lumber, particleboard, and fiberboard.

     Textron, Inc. Textron, Inc. is a global, multi-industry company with operations in four business segments. The company produces aircraft, automotive, and industrial products, and also provides financial services. Textron's products include helicopters, automotive engine camshafts, automotive plastic components, fastening systems, powered golf cars, and gear motors.

    Union Pacific Corporation. Union Pacific Corporation, through its subsidiaries, operates rail transportation and trucking businesses. The company's railroad hauls a variety of goods, including agricultural, automotive, and chemical products, across the United States. Union PacificOvernite Transportation Company transports products in the United States, as well as in portions of Canada and Mexico.

     Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, Korea, United Kingdom, and Puerto Rico.

    Zale Corporation. Zale Corporation operates retail jewelry stores under the Zales, Gordon's, and Bailey Banks & Biddle names. The company's stores are located primarily in shopping malls in the United States and Puerto Rico. Zales offers moderately priced jewelry, Gordon's offers merchandise at somewhat higher prices, and Bailey Banks & Biddle offers upscale jewelry.

    STRATEGIC GROWTH LARGE-CAP PORTFOLIO

     Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

     Apollo Group, Inc. Apollo Group, Inc. provides higher education programs for working adults. The company's subsidiaries include the University of Phoenix, the Institute for Professional Development, the College for Financial Planning, and Western International University. Apollo offers accredited degree programs, certificate programs, and customized training at campuses in the United States and Canada.

     Bed Bath & Beyond, Inc. Bed Bath & Beyond, Inc. operates a chain of superstores that sell a variety of domestics merchandise and home furnishings. The company's stores offer brand name merchandise such as Laura Ashley, Cuisinart, Calphalon, J.A. Henckels, and Krups. Bed Bath & Beyond operates throughout the United States.

     Burlington Resources, Inc. Burlington Resources, Inc., through its principal subsidiaries, explores for, produces, and markets crude oil and natural gas. The company's reserves are primarily natural gas, located in North America. Burlington Resources also explores and develops fields in the Northwest European Shelf, North Africa, Latin America, the Far East, and West Africa.

     Coca-Cola Enterprises, Inc. Coca-Cola Enterprises, Inc. markets, produces, and distributes products of the Coca-Cola Company. The company provides liquid nonalcoholic refreshments, including sparkling waters, juices, isotonics, teas, and sodas. Coca-Cola Enterprises also distributes Dr Pepper and several other beverage brands. The company operates in the United States, Canada, and portions of Europe.

    Countrywide Financial Corporation. Countrywide Financial Corporation provides mortgage banking and diversified financial services in domestic and international markets. The company's consumer businesses include mortgages, insurance, and other financial products. Countrywide's business-to-business activities encompass capital markets, transaction processing, and insurance.

     Forest Laboratories, Inc. Forest Laboratories, Inc. develops, manufactures, and sells both branded and generic forms of ethical products which require a physician's prescription. The company also manufactures non-prescription pharmaceutical products sold over-the-counter, which are used for the treatment of a wide range of illnesses. Forest's products are marketed in the United States and eastern Europe.

    Golden West Financial Corporation. Golden West Financial Corporation is the holding company for World Savings Bank, FSB, and World Savings Bank, FSB Texas. The banks attract deposits and originate a variety of loans. Golden West operates banking offices and loan offices throughout the United States. The company also owns Atlas Advisers, Inc, which advises the Atlas family of mutual funds.

     Lexmark International, Inc. Lexmark International, Inc. develops, manufactures, and supplies printing products. The company's products include laser inkjet and dot matrix printers and associated supplies. Lexmark's products are sold to the office and home markets in countries around the world.

    Meredith Corporation. Meredith Corporation is a diversified media company primarily focused on publishing and broadcasting. The company's publishing segment includes magazine and book publishing, integrated marketing, interactive media, brand licensing, and other related operations. Meredith also operates network-affiliated television stations and markets and develops syndicated television programs.

    SLM Corporation. SLM Corporation provides financing and services to the United States higher education credit market through the Student Loan Marketing Association, or Sallie Mae. The company is a source of funds, account servicing, and other operational support services for federally guaranteed student loans. SLM is also a provider of private financing of education to families.

     St. Jude Medical, Inc. St. Jude Medical, Inc. develops, manufactures, and distributes medical devices for the worldwide cardiovascular market. The company serves patients and its health care customers with products and services including heart valves, cardiac rhythm management systems, specialty catheters, and other cardiovascular devices.

    Stryker Corporation. Stryker Corporation develops, manufactures, and markets specialty surgical and medical products. The company's products include orthopedic implants, powered surgical instruments, endoscopic systems, patient care, and handling equipment for the global market. Stryker also provides outpatient physical therapy services in the United States.

    Tribune Company. Tribune Company, a media company, conducts operations in publishing, television, radio stations, and interactive ventures. The company publishes newspapers that include the "Chicago Tribune", "The Los Angeles Times", and "Newsday." Tribune also offers a variety of local and national news and information Web sites.

     Zimmer Holdings, Inc. Zimmer Holdings, Inc., through its subsidiary, designs, develops, manufactures, and markets orthopedic reconstructive implants and fracture management products. The company also manufactures and markets other products relating to orthopedic and general surgery. Zimmer markets its products in the United States and other countries around the world.

    STRATEGIC SMALL-CAP PORTFOLIO

    Acterna Corporation. Acterna Corporation is a global communications equipment company focused on network technology solutions. The company's products address communications test, industrial computing and communications, and visual communications applications. Acterna sells its products worldwide through subsidiaries located throughout the Americas, Europe, and Asia.

     Administaff, Inc. Administaff, Inc. provides small and medium-sized businesses with a Personnel Management System. The company's system includes benefits and payroll administration, medical and worker's compensation insurance programs, personnel records management, employer liability management, and employee recruiting. Administaff serves clients and worksite employees throughout the United States.

     Airborne, Inc. Airborne, Inc. serves the shipping needs of business customers around the world. The company offers distribution solutions by providing customers with time sensitive delivery of documents, letters, small packages, and freight. Services include same-day, next-morning, next-afternoon, or second-day delivery, air freight, ocean service, and logistics management.

    AirGate PCS, Inc. AirGate PCS, Inc., is a Sprint PCS Network Partner with the exclusive right to sell Sprint PCS products and services in territories with the southeastern and mid-western United States. The company operates its own local PCS network to provide digital PCS products and services under the Sprint and Sprint PCS brand name in its territories.

     Alamosa Holdings, Inc. Alamosa Holdings, Inc. provides wireless personal communications services in the southwestern and midwestern United States. The company has the exclusive right to provide digital wireless personal communication services under the Sprint PCS brand name in its territory. Alamosa is also expanding its services in the Midwest and adding territory in the Northwest.

    Alliance Gaming Corporation. Alliance Gaming Corporation designs, manufactures, and distributes gaming machines and systems worldwide. The company also manages gaming machines in non-casino venues and operates two regional casinos.

     AMC Entertainment, Inc. AMC Entertainment, Inc., through its subsidiary, American Multi-Cinema, Inc., operates various theaters in the United States, Canada, Hong Kong, Japan, Portugal, and Spain. The company develops and operates megaplex and multiplex theaters, primarily in large metropolitan markets.

    AnnTaylor Stores Corporation. AnnTaylor Stores Corporation, through its wholly owned subsidiary, retails women's apparel, shoes, and accessories primarily under the Ann Taylor brand name. The company operates throughout the United States.

     Claire's Stores, Inc. Claire's Stores, Inc. is an international specialty retailer that offers value-priced costume jewelry, accessories and cosmetics to tweens, teens and young adults. Claire's Accessories, the company's core business focuses on the fashion accessory and jewelry business. Stores are located throughout North America, the United Kingdom, Ireland, France, Switzerland, Germany, Austria and Japan.

    Computer Network Technology Corporation. Computer Network Technology Corporation provides hardware and software products for storage area networks
(SANs). The company designs, manufactures, markets, and supports a variety of products for SAN applications such as remote disk mirroring and remote tape vaulting.

     Cost Plus, Inc. Cost Plus, Inc. retails casual home living and entertainment products in the United States. The company operates its stores under the name Cost Plus World Market. Cost Plus's products include furniture, rugs, cards, baskets, glassware, ceramics, kitchen utensils, jewelry, wine, gourmet foods, coffees, and teas.

     Covance, Inc. Covance, Inc. is a contract research organization providing a wide range of integrated product development services on a worldwide basis. The company's customers include the pharmaceutical, biotechnology, and medical device industries. Covance also provides health economics and outcomes services, as well as laboratory testing services.

     Crown Cork & Seal Company, Inc. Crown Cork & Seal Company, Inc. manufactures packaging products for consumer goods. The company's products include metal cans and plastic packaging products, plastic containers, metal specialty and promotional packaging products, composite containers, and a variety of closures and dispensing systems.

    CSK Auto Corporation. CSK Auto Corporation retails automotive parts and accessories in the Western United States. The company operates stores under the brand names Checker Auto Parts, Schuck's Auto Supply, and Kragen Auto Parts. CSK services do-it-yourself customers and offers a variety of national brand name and private label automotive products for cars, vans, and light trucks.

     Culp, Inc. Culp, Inc. manufactures and markets upholstery fabrics and mattress tickings for use in furniture and bedding industries. The company's fabrics are used in the production of residential and commercial furniture and bedding products, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, office seating, panel systems, and mattress sets.

     Delphi Financial Group, Inc. Delphi Financial Group, Inc., through its subsidiaries, offers a diverse portfolio of group employee benefit products, including life, disability, workers' compensation, and personal accident insurance. The company also offers asset accumulation products, primarily annuities, to individuals and groups. Delphi offers its insurance products throughout the United States.

    EMCOR Group, Inc. EMCOR Group, Inc. provides mechanical and electrical construction and facilities services around the world. The company specializes in the design, installation, integration, and start-up of distribution systems for electrical power, lighting systems, low-voltage systems such as fire and security alarms, voice and data communication systems, ventilation systems, and plumbing and piping systems.

     Endo Pharmaceutical Holdings, Inc. Endo Pharmaceuticals Holdings, Inc. is a specialty pharmaceutical company with products that provide pain management. The company researches, develops, produces, and markets both branded and generic pharmaceuticals. Endo's products include Percocet, Percodan, and Lidoderm.

    Energen Corporation. Energen Corporation is a holding company for its energy subsidiaries. Alabama Gas Corporation distributes natural gas to communities in central and north Alabama. Energen Resources Corporation acquires, explores, and produces from oil and gas properties in North America.

     Fleetwood Enterprises, Inc. Fleetwood Enterprises, Inc. produces and retails manufactured housing. The company also manufactures recreational vehicles, including motor homes, travel trailers, folding trailers, and slide-in truck campers. Fleetwood distributes its products throughout the United States.

     Fleming Companies, Inc. Fleming Companies, Inc. distributes food and general merchandise to supermarkets and smaller grocery stores in the United States. The company is also a food retailer, operating supermarkets in various states. Fleming's retail chains include Baker's, Rainbow Foods, and Sentry Foods/SuPeRSaVer.

    Gart Sports Company. Gart Sports Company retails sporting goods. The company offers a comprehensive assortment of brand name sporting apparel and equipment, and operates stores in the Midwestern and Western United States. Gart Sports operates through its wholly-owned subsidiaries Gart Bros Sporting Goods Co, Sportmart Inc, and Oshman's Sporting Goods Inc.

     Hollywood Entertainment Corporation. Hollywood Entertainment Corporation owns and operates video retail superstores. The company operates in the United States.

     Hot Topic, Inc. Hot Topic, Inc. operates stores selling music-licensed and music influenced apparel, accessories, and gift items for young men and women principally between the ages of 12 and 22. The company operates under the brand names HOT TOPIC and TORRID.

     Kos Pharmaceuticals, Inc. Kos Pharmaceuticals, Inc. is a fully integrated specialty pharmaceutical company that develops and commercializes proprietary prescription pharmaceutical products. The company's products are for use in the treatment of chronic cardiovascular and respiratory diseases. Kos has drug-delivery capabilities in both solid-dose and aerosolized formulation technologies.

     Kyphon, Inc. Kyphon, Inc. utilizes its balloon technology to develop medical devices for orthopedic applications. The company's products are used in a surgical spine procedure called Kyphoplasty for the treatment of vertebral body compression fractures.

    McDATA Corporation. McDATA Corporation provides enterprise switches and related software for connecting servers and storage systems in a storage area network. The company sells its products through original equipment manufacturers, resellers, and systems integrators.

     Milacron, Inc. Milacron, Inc. is involved in plastics processing technologies and industrial consumable products for metalworking. The company's plastics technologies include injection molding machines, blow molding equipment, and extrusion systems and wear items. Milacron's cutting process technologies include carbid metalcutting inserts, insert holders, and industrial magnets.

    OfficeMax, Inc. OfficeMax, Inc. retails office products at high-volume and deep discount in the United States and Puerto Rico. The company features CopyMax and FurnitureMax store-within-a-store modules devoted exclusively to print-for-pay and office furniture. OfficeMax operates superstores, as well as national call centers, delivery centers, and OfficeMax retail joint ventures in Mexico and Japan.

    ONEOK, Inc. ONEOK, Inc. provides environmentally clean fuels and products. The company purchases, gathers, compresses, transports, and stores natural gas for distribution to consumers. ONEOK also drills for and produces oil and gas, extracts and sells natural gas liquids, and markets gas. The company distributes natural gas to customers in Oklahoma and Kansas.

     Pacific Sunwear of California, Inc. Pacific Sunwear of California, Inc. operates a nationwide mall-based specialty retail chain of stores. The company specializes in casual apparel, footwear, and related accessories catering to teenagers and young adults.

    PacifiCare Health Systems, Inc. PacifiCare Health Systems, Inc. is a managed health care services company that provides managed care products for employer groups and Medicare beneficiaries in the United States and Guam. The company also provides pharmacy benefit management, life and health insurance, behavioral health services, dental and vision services, and Medicare+Choice management services.

     Panera Bread Company. Panera Bread Company owns and franchises bakery cafes. The company's bakeries operate under the Panera Bread and Saint Louis Bread Co. names. Panera operates throughout the United States.

    Quantum Corporation. Quantum Corporation designs and manufactures storage products. The company sells a variety of storage products to original equipment manufacturers and distribution customers worldwide. Storage products include DLTtape drives, DLTtape media cartridges, and tape libraries.

    REX Stores Corporation. REX Stores Corporation is a specialty retailer of consumer electronics and appliances. The company operates stores in the United States, as well as, an Internet source.

    Roadway Corporation. Roadway Corporation is a holding company that identifies acquisition, merger, and partnership candidates for inclusion in the Roadway portfolio of companies. The company provides transportation and electronic business solutions to customers in the United States and other countries. Roadway's principal subsidiary operates a North American ground transportation network.

     Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the holding company for Sandy Spring Bank. The bank conducts a full-service commercial banking business through a network of offices located in Montgomery, Howard, Prince George's, Anne Arundel, and Frederick counties in Maryland. The company also operates Sandy Spring Insurance Company and The Equipment Leasing Company.

    Sharper Image Corporation. Sharper Image Corporation retails a variety of new and innovative products. The company sells these products through its stores located throughout the United States and internationally, catalogs, the Internet, and other marketing channels.

     Silgan Holdings, Inc. Silgan Holdings, Inc. and its subsidiaries manufacture consumer goods packaging products. The company currently produces steel and aluminum containers for human and pet food, custom designed plastic containers for various markets, plastic closures and caps, thermoformed plastic tubs, and specialty packaging items. Silgan markets its products in North America.

     Sports Authority, Inc. Sports Authority, Inc. operates large format sporting goods stores. The company's stores sell a large variety of sporting goods, including brand name sporting equipment, as well as athletic and active footwear and apparel. Sports Authority currently operates stores in the United States, Canada, and Japan.

    Standard Commercial Corporation. Standard Commercial Corporation purchases, processes, stores, sells, and ships leaf tobacco grown in countries around the world. The company also purchases, processes, and sells various types of wool. In addition, Standard Commercial trades scoured wool. The company sells its products to tobacco manufacturers and wool users worldwide.

     Take-Two Interactive Software, Inc. Take-Two Interactive Software, Inc. develops, markets, distributes, and publishes interactive entertainment software games for the personal computer, Macintosh, Sony PlayStation, Nintendo 64, Nintendo GameBoy, and the Internet. The company has operations in the United States, the United Kingdom, Germany, France, and Australia.

    TALX Corporation. TALX Corporation provides employee self-service solutions utilizing interactive Web, interactive voice response, and computer telephony integration software and services. The company offers its software and services to human resource, benefits, and payroll functions of Fortune 500 companies and federal government agencies.

     UbiquiTel, Inc. UbiquiTel, Inc. provides Sprint PCS digital communications services to midsize and smaller markets in the western and midwestern United States.

     Ulticom, Inc. Ulticom, Inc. provides network signaling software for wireless, wireline, and Internet communication services. The company's Signalware call control products interconnect the switching, database, and messaging systems and manage the number, routing, and billing information.

     Urban Outfitters, Inc. Urban Outfitters, Inc. operates retail stores and direct response, including a catalog and Web sites. The company's Urban Outfitters and Anthropologie retail concepts sell fashion apparel, accessories, and household and gift merchandise. Urban also designs and markets young women's casual wear which it provides to the company's retail operations and sells to retailers worldwide.

     US Unwired, Inc. US Unwired, Inc. provides wireless personal communications services in parts of Louisiana and Texas. The company is a network partner of Sprint PCS.

     U.S. Xpress Enterprises, Inc. U.S. Xpress Enterprises, Inc. is a truckload carrier. The company provides time-definite, expedited and dedicated truckload transportation services in long-haul and regional markets in the United States, Canada, and Mexico.

     Wilsons The Leather Experts, Inc. Wilsons The Leather Experts, Inc. is a specialty retailer of leather outerwear, apparel, and accessories. The company operates stores in the United States, Canada, and England, including mall stores, airport locations, and factory outlet stores. Wilsons' merchandise is sold under the Adventure Bound, M. Julian, Maxima, Pelle Studio, and Wilsons The Leather Experts labels.

    Yellow Corporation. Yellow Corporation provides transportation services primarily to the less-than-truckload market. The company operates throughout North America and through partnership alliances in other international markets. Yellow provides interstate transportation of general commodity freight.




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 372:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 372 as of January 15, 2003. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 372 as of January 15, 2003, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   January 15, 2003


                             STATEMENTS OF CONDITION

                             AS OF JANUARY 15, 2003

                                                                                             STRATEGIC
                                                                              FOCUS           GROWTH          STRATEGIC
                                                                              VALUE          LARGE-CAP        SMALL-CAP
INVESTMENT IN SECURITIES                                                    PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                                          -------------    -------------    -------------
Contracts to purchase Securities (1)                                     $     149,058    $     148,421    $     150,326
                                                                          -------------    -------------    -------------
     Total                                                               $     149,058    $     148,421    $     150,326
                                                                          =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                              $         753    $         750    $         759
     Deferred sales charge liability (3)                                         2,033            2,024            2,050
     Creation and development fee liability (4)                                    903              900              911
Interest of Unitholders--
     Cost to investors (5)                                                     150,570          149,920          151,850
     Less: Gross underwriting commission
         organization costs (2)(4)(5)(6)                                         5,201            5,173            5,244
                                                                          -------------    -------------    -------------
         Net interest to Unitholders (5)                                       145,369          144,747          146,606
                                                                          -------------    -------------    -------------
     Total                                                               $     149,058    $     148,421    $     150,326
                                                                          =============    =============    =============
Units outstanding                                                               15,057           14,992           15,185
                                                                          =============    =============    =============
Net asset value per Unit                                                 $       9.765    $       9.765    $       9.765
                                                                          =============    =============    =============


--------------------------------------------------------------------------------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing your Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate mandatory sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(6)  Assumes the maximum sales charge.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of the Portfolios is to provide capital appreciation by investing in a portfolio of common stocks. We describe the investment strategy for each Portfolio in the individual Portfolio sections beginning on page 4. There is no assurance that a Portfolio will achieve its objective.


   The Portfolio Consultant of the Strategic Growth Large-Cap Portfolio and the Strategic Small-Cap Portfolio is not an affiliate of the Sponsor. The Sponsor did not select the Securities for these Portfolios. The Portfolio Consultant of your Portfolio may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant of your Portfolio may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant of your Portfolio may act as agent or principal in connection with the purchase and sale of equity securities, including the Securities. The Portfolio Consultant of your Portfolio also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.

   Neither the Portfolio Consultant of your Portfolio, if any, nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant of your Portfolio applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio.


RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in common stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.

   DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   STRATEGY RISK. The Portfolio Consultant's stock selection strategies may not be successful in identifying stocks that appreciate in value. The Strategic Growth Large-Cap and Strategic Small-Cap Portfolios may not achieve their objectives if this happens.

   SMALL COMPANIES. The Strategic Small-Cap Portfolio invests exclusively in stocks issued by small companies which generally include those with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

   INDUSTRY CONCENTRATIONS. The Strategic Growth Large-Cap and Strategic Small-Cap Portfolios invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Product and Retail Issuers. The Strategic Growth Large-Cap and Strategic Small-Cap Portfolios invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   Health Care Issuers. The Strategic Growth Large-Cap Portfolio invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee and legal and audit expenses. The maximum sales charge is reduced during the initial offering period as follows:

       TRANSACTION
         AMOUNT*                            SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to the Portfolios.

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

                                               CONCESSION
       TRANSACTION                              OR AGENCY
         AMOUNT*                               COMMISSION
     --------------                           ------------
Less than $25,000                                  2.25%
$25,000 - $49,999                                  2.10
$50,000 - $99,999                                  1.85
$100,000 - $249,999                                1.60
$250,000 - $499,999                                1.40
$500,000 - $999,999                                1.00
$1,000,000 or more                                 0.65

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Portfolio, this regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
------------------------------              ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100


   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.


     In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates: A.G. Edwards & Sons, Inc., Edward D. Jones & Co., L.P., Morgan Stanley DW Inc., Prudential Securities Inc., Salomon Smith Barney Inc., UBS PaineWebber Inc. and Wachovia Securities Inc. and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Portfolios, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial advisor should purchase Units designated with a FeeDom CUSIP number, if available. Please contact your financial adviser for more information. Fee Account purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.60%
                                            ------
         Total                                0.60%
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (ARO) without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase an ARO CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the Rollover). All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Portfolios (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of the stocks in the Portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of your Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because your Portfolio terminates in less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning Units in the Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Portfolio to the extent such dividends are taxable as ordinary income and are attributable to domestic corporations. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   EXCHANGES. If you elect to reinvest the proceeds from your Portfolio into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Portfolio assets under the wash sale provisions of the Internal Revenue Code.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Portfolio's termination. By electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a Portfolio asset or a fractional share of a Security held by your Portfolio, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio asset or fractional share.

   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". The fees paid to the Sponsor and its affiliate may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.




TABLE OF CONTENTS
--------------------------------------------------------------------------------

          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Focus Value Portfolio.......................     5
   Strategic Growth Large-Cap Portfolio........     8
   Strategic Small-Cap Portfolio...............    10
   Notes to Portfolios.........................    14
   The Securities..............................    15
   Report of Independent Certified
      Public Accountants.......................    25
   Statements of Condition ....................    26
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-3
   Retirement Accounts.........................   A-7
   Fee Accounts................................   A-7
   Rights of Unitholders.......................   A-8
   Portfolio Administration....................  A-10
   Taxation....................................  A-13
   Portfolio Operating Expenses................  A-14
   Other Matters...............................  A-15
   Additional Information......................  A-16
--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                       EMSPRO372
                                                                          #37718
                                                                          #37738
                                                                          #36692

                                   PROSPECTUS
--------------------------------------------------------------------------------
                                JANUARY 15, 2003



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



                         FOCUS VALUE PORTFOLIO, SERIES 7
                                STRATEGIC GROWTH
                           LARGE-CAP PORTFOLIO 2003-1
                      STRATEGIC SMALL-CAP PORTFOLIO 2003-1





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555




               Please retain this prospectus for future reference





                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT


                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 372


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Portfolio and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                          PAGE

                           Risk Factors                      2
                           Sponsor Information               3
                           Trustee Information               4
                           Portfolio Termination             5

RISK FACTORS

     PRICE VOLATILITY. Because each Portfolio invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because each Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.

     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     SMALL-CAP COMPANIES. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of each Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because a Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.


     Van Kampen is one of the nation's largest investment management companies, with more than $66 billion in assets under management or supervision as of September 30, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate a Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolios. Such records shall include the name and address of, and the number of Units of your Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in your Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of a Portfolio and will also include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of a Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.




                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 369 (File No. 333-101485) dated December 3, 2002.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolio, Series 369 (File No. 333-101485) dated December 3, 2002.


                                   SIGNATURES

     The Registrant, Van Kampen Focus Portfolios, Series 372, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265, Series 314 and Series 366 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 372 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 15th day of January, 2003.

                     Van Kampen Focus Portfolios, Series 372
                            By Van Kampen Funds Inc.


                                                            By /s/ GINA COSTELLO
                                                       -------------------------
                                                                  Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 15, 2003 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman, Chief Executive Officer         )

A. Thomas Smith III                 Managing Director                         )

John L. Sullivan                    Executive Director                        )

David M. Swanson                    Managing Director                         )

John H. Zimmermann, III             President                                 )

                                                               /s/ GINA COSTELLO
                                                          ----------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.